Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Jaguar Mining Provides Q1 2009 Update of Operations

     <<
     Operations on Plan; Discovered Significant Mineralized Zone at Paciencia

     JAG - TSX/NYSE Arca
     >>

     CONCORD, NH, April 14 /CNW/ - Jaguar Mining Inc. ("Jaguar" or "the
Company") (JAG: TSX/NYSE Arca, JAG.NT: TSX) provided a summary today of its preliminary Q1 2009 operating performance. All figures are in U.S. dollars unless otherwise indicated. See recent operating highlights below.

     <<
     Consolidated Operations (Turmalina, Paciencia and Sabara)

     -   In Q1 2009, the Company produced 32,868 ounces of gold at an average cash operating cost of $409 per ounce compared to 21,414 ounces at an average cash operating cost of $428 per ounce during the same period last year, a production increase of 53%. Per plan, the Sabara operation was idled during Q1 2009, minimizing the seasonal effect.
         Sabara produced no gold during Q1 2009 compared to 4,259 ounces produced in Q1 2008. Leaching operations at Sabara resumed in
         April 2009.

     -   Q1 2009 gold sales rose to 35,879 ounces at an average price of
         $928 per ounce, 76% above the comparable Q1 2008 gold sales of
         20,344 ounces at an average price of $924 per ounce.

     -   Overall, Q1 2009 gold production was on target with the Company's
         2009 Plan. Cash operating costs were slightly higher (+3%) than planned but were offset by higher than expected selling prices (+9%).
         The Company's actual Q1 2009 cash operating margin of $519 per ounce exceeded the Company's expected cash operating margin of
         $455 per ounce.

     Turmalina Operations

     In Q1 2009, Turmalina produced 18,770 ounces of gold at an average cash operating cost of $349 per ounce compared to 17,155 ounces at an average cash operating cost of $387 per ounce in Q1 2008.

     The following was achieved at Turmalina during Q1 2009:

     -   Mine production totaled 128,861 tonnes of ore at an average run-of-mine ("ROM") grade of 5.47 grams per tonne.
     -   Ore processed through the mill totaled 120,173 tonnes at an average feed grade of 5.40 grams per tonne.
     -   The plant recovery rate averaged 90%.
     -   Mine development totaled 1.2 km.
     >>

     Work on the Phase I expansion at Turmalina continued on-schedule during
Q1 2009. Detailed engineering and the civil works for the expansion of the carbon-in-pulp ("CIP") leaching circuit have been completed. Other components, including steel fabrication, modifications to the grinding and milling circuits and the tailings storage area are also underway. The expansion is expected to be concluded during Q3 2009, increasing annual gold production by
25% from its present design of approximately 80,000 ounces to 100,000 ounces.

     Paciencia Operations

     In Q1 2009, Paciencia produced 14,099 ounces of gold at an average cash operating cost of $490 per ounce compared to no production during Q1 2008.
Costs rose from $413 per ounce in Q4 2008 primarily due to (i) a decline in the run-of-mine (ROM) grade from the St. Isabel Mine as new zones were brought into production; (ii) the inclusion of ore from the Company's Pilar Mine where freight charges are significantly higher than from the St. Isabel Mine; and
(iii) a slight decline in recovery rates to adjust the leach cycle time of the
Pilar Mine ore, which is blended with ore from the St. Isabel Mine.

     <<
     The following was achieved at Paciencia during Q1 2009:

     -   Mine production from the St. Isabel Mine totaled 110,663 tonnes of ore at an average ROM grade of 2.86 grams per tonne and an additional
         38,673 tonnes at an average grade of 4.35 grams per tonne from the
         Pilar Mine.
     -   Ore processed through the mill totaled 154,737 tonnes with an average feed grade of 3.13 grams per tonne.
     -   The plant recovery rate averaged 91%.
     -   Mine development at the St. Isabel Mine totaled 0.8 km.
     >>

     Programs to improve mine output and grades at the St. Isabel Mine continued to advance during Q1 2009. The current effort focuses on higher grade lenses in the level 3 area of the mine which have not been accessed thus far. As additional faces are opened, management believes a higher average grade, in line with expectations, will be achieved during the remainder of
2009.

     Paciencia: Material Disclosure of Potential New Discovery Zone

     As part of the development process at Paciencia to extend an underground drift from the NW01 portal to the second level of the St. Isabel Mine, a significant mineralized zone was discovered during Q1 2009. The occurrence of high grade ore shoots within the mineralized zones at Paciencia has been a well-known feature tracing back to the original surface mining conducted by the Portuguese during the 17th and 18th centuries. Within the surface excavation directly above the underground drift Jaguar is developing, a high grade zone was cut with noticeable occurrences of visible gold. A drill hole from surface into the zone below the drift produced a grade of 595 g/t over an interval of 0.7 meters. Jaguar's exploration team conducted channel sampling over a 10-meter span of the roof of the gallery in this mineralized zone with the following selected results:

     <<
                   ------------------------------------------
                    Sample number            Grams per tonne
                   ------------------------------------------
                        585                            12.79
                   ------------------------------------------
                        586                         1,781.00
                   ------------------------------------------
                        587                           765.00
                   ------------------------------------------
                        588                             7.03
                   ------------------------------------------
                        589                            10.35
                   ------------------------------------------
                        590                           887.00
                   ------------------------------------------
                        591                           199.00
                   ------------------------------------------
                        592                            44.67
                   ------------------------------------------
                       1530                           284.00
                   ------------------------------------------
                       1531                           251.00
                   ------------------------------------------
                       1532                           245.00
                   ------------------------------------------
                       1538                            21.50
                   ------------------------------------------
                       1544                            25.00
                   ------------------------------------------
                       1549                            48.75
                   ------------------------------------------
     >>

     Of note, only 20 meters of drift development across this high-grade zone has been completed of approximately 500 meters excavated on the surface by the
Portuguese. If the mineralization exhibits these ultra-high grades over the remainder of the zone marked by the surface excavations, it is possible that
Jaguar could add significant new mineral resources to its resource base.
     There has not been sufficient exploration to define a mineral resource based on these drill and channel sampling results and it is uncertain if further exploration will result in mineral resources.
     Daniel Titcomb, Jaguar's President and CEO stated, "Our operations are performing on plan. Turmalina operations are performing very well and the expansion remains on-schedule. We believe the development program underway at
Paciencia will increase the ROM grade during the St. Isabel Mine ramp-up, significantly reducing our production costs to a level in-line with our 2009 plan. Although early in the process, the discovery of the ultra-high grade zone at Paciencia supports our long-standing belief of the mineralization potential at this historic operation. Our exploration and underground development programs continue to unearth additional low-cost resources that are advancing our goal of becoming a mid-tier gold producer by 2011."

     Cash Position

     As previously disclosed, Jaguar raised net proceeds of approximately
$65.7 million through a public offering of common shares which closed on March
2, 2009. As of March 31, 2009 the Company held cash and cash equivalents of approximately $87.8 million, including $3.1 million of restricted cash. Jaguar intends that this capital, along with cash generated from operations will be used to fund the build-out of the Caete Project and expansions at existing operations in an effort to reach its target of becoming a mid-tier gold producer by 2011.

     Analyst Presentation Available

     Jaguar will be hosting a tour of its operations near Belo Horizonte April
14-17. A copy of the presentation can be found on the Company's web site under
Investor Relations, Webcasts and Presentations at www.jaguarmining.com.

     About Jaguar

     Jaguar is one of the fastest growing gold producers in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais. Jaguar is actively exploring and developing additional mineral resources at its
65,500 acre land base in Minas Gerais and on an additional 186,600 acres in the state of Ceara in the Northeast of Brazil through a joint venture. The
Company has no gold hedges in place thereby providing the leverage to gold prices directly to its investors. Additional information is available on the
Company's website at www.jaguarmining.com.

     Forward Looking Statements

     This press release contains forward-looking statements, within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and
applicable Canadian securities laws, concerning the Company's objective of becoming a mid-tier gold producer by 2011, build-out of the Caete Project, expansion at the Turmalina operation, the potential of the new discovery zone at Paciencia and the ability to achieve higher ROM grades at the Paciencia operation. These forward-looking statements can be identified by the use of the words "intends", "plans", "expects", "expected" and "will".
Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, or performance to be materially different from any future results or performance expressed or implied by the forward-looking statements.
     These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labor and equipment, the possibility of labor strikes and work stoppages and changes in general economic conditions. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.
     These forward-looking statements represent our views as of the date of discussion. The Company anticipates that subsequent events and developments may cause the Company's views to change. The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion. For a discussion of important factors affecting the
Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company's forward-looking statements, see the "CAUTIONARY NOTE"
regarding forward-looking statements and "RISK FACTORS" in the Company's
Annual Information Form for the year ended December 31, 2008 filed on System for Electronic Document Analysis and Retrieval and available at
http://www.sedar.com and the Company's Annual Report on Form 40-F for the year ended December 31, 2008 filed with the United States Securities and Exchange
Commission and available at www.edgar.com.

     %CIK: 0001333849

     /For further information: Investors and analysts: Bob Zwerneman, Vice
President Corporate Development and Director of Investor Relations, (603)
224-4800, bobz(at)jaguarmining.com; Media inquiries: Valeria Rezende DioDato,
Director of Communication, (603) 224-4800, valeria(at)jaguarmining.com/
     (JAG.NT. JAG JAG.)

CO:  Jaguar Mining Inc.

CNW 17:42e 14-APR-09